CASEY'S GENERAL STORES, INC.

2005 ANNUAL REPORT

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL



RECD S.E.C.
AUG - 8 2005
1086
P.E. 4/30/05
AR/S



PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Pulling Ahead



We're Casey's General Stores, Inc., and like the delivery truck on the cover, we've been *Pulling Ahead* since we began doing business in 1968 at a single site in Boone, Iowa. From day one, we worked at growing our company, and grow we did! At fiscal 2005 year-end, we had 1,339 convenience stores in small towns and suburbs of nine Midwest states.

We went public in 1983 with the intent of providing our shareholders a fair return on their investment. The investment community has come to view us as an industry leader and a good buy because we're goal-oriented and profit-driven.

Throughout this report we'll show how we are integrating our stores, personnel, infrastructure, and technology to increase our capacity for profitable growth. As you read, you'll get a clear description of what led to the year's results. You'll learn, too, the goals we've set for fiscal 2006 and how we'll pursue them.



FINANCIAL HIGHLIGHTS

(dollars in thousands, except share data)

	2004	2005	% CHANGE
Total revenue	$ 2,330,609	$ 2,810,485	+20.6%
Cash flow from operations	$ 97,902	$ 132,183	+35.0%
Net earnings from continuing operations	$ 37,897	$ 42,532	12.2%
EPS from continuing operations	$ 0.76	$ 0.85	11.8%
Shareholders of record	2,864	2,729	-5.0%

NET EARNINGS FROM CONTINUING OPERATIONS

(in millions)

2003	2004	2005
$ 41.0	$ 37.9	$ 42.5

EPS FROM CONTINUING OPERATIONS

2003	2004	2005
$ 0.83	$ 0.76	$ 0.85

CASEY'S STORES

	2003	2004	2005
Corporate	1,290	1,322	1,339
Franchise	55	36	25
Total	1,345	1,358	1,364

TABLE OF CONTENTS

Message to Shareholders 2

Management Team 5

Store Operations 6

Store Development 12

Corporate Finance 15

Investor Information 17

Financial Information 18

Board of Directors 51



Casey's General Stores had a good year in a tough environment. We met the challenges of fiscal 2005 head-on and finished the year with strong earnings from continuing operations. Better yet, we took significant steps to add capacity for further growth throughout this decade.

As I review our performance in terms of the past year's goals, you'll see the positive effects of the powerful initiatives we've undertaken over the past five years and the promise they hold for the future. I'll start with the goals tied to our store categories: gasoline, grocery & other merchandise, and prepared food & fountain.

The entire convenience store industry was challenged throughout the year by rising gasoline prices and a wholesale cigarette market that continued to squeeze retail margins. We were not immune to industry negatives, but our results demonstrate our growing ability to control our own destiny.

In May of 2004, crude oil was selling for about $37 a barrel and consumers in our marketing territory were paying an average of $1.93 for a gallon of gas. By fiscal year-end, the crude oil price was hovering at $50 and retail gas in our markets was averaging $2.10. Despite rising costs, our same-store gasoline gallons sold gained traction throughout the year, bringing us very close to our 2% goal at 1.9%. We posted a 2.8% increase in the third quarter and a 5.6% increase in the fourth to sell more than a billion total gallons by year-end.

I credit internal efficiencies and our store managers' consistent adherence to our competitive pricing policy for surpassing our margin goal of 10.5 cents. The hedging program we implemented at the beginning of fiscal 2005 had a minimal effect on margin. We discontinued hedging at midyear because of unusual volatility and are refining our models to ensure they are advantageous under all market conditions.

Business inside our stores gained momentum as well. In the grocery & other merchandise category, same-store sales improved from a 2.1% increase in the first quarter to a 6.3% gain in the fourth. The improvement for the twelve months was a strong 4.8% with an average margin of 30.9%. Our goal for the category was to increase same-store sales 2.9% with a margin of over 32%.

The margin was below goal in part because of a LIFO adjustment brought about by rising wholesale prices, primarily on cigarettes. In fiscal 2005, however, cigarettes themselves were a positive. We absorbed a $3 million reduction in retail display allowances and still raised the margin on this destination item by over 30 basis points. Unit sales were up for the year—a sure indication we are gaining market share.

We'll have to contend with further RDA reductions in fiscal 2006, but we are confident we'll continue to strengthen the performance of our grocery & other merchandise category. We'll see additional benefits from our improved product mix and the strategic price increases we took the last several months—and we'll have the lottery rolled out in all of our stores by the end of summer. We're expecting lottery tickets to become another destination item for us, increasing store traffic, contributing to overall sales, and adding significant gross profit.

Our prepared food & fountain category continued its stellar performance. Same-store sales were up 8.4% for the year (our goal was 6%), and the margin was 60.3% (our goal was to exceed 60%). We managed production and stale factors, added new food products and fountain selections, and took strategic price increases—all with a focus on local markets.

We think the category's remarkable growth rate will steady a bit in fiscal 2006, but we're expecting another great year. You can count on us to test more products, refine efficiencies in inventory management, and create closer matches between menu offerings and individual stores.

Our technology initiatives are important to our ongoing success at increasing store traffic and improving margins. By year-end, we had 1,011 stores operating with full point of sale and had installed 781 hand-held scanners for managing direct store deliveries. POS data gives us a minute-by-minute account of what is selling at what price at each of our sites. Our new data mining software is giving us precise analysis of key variables affecting store traffic. The more we learn, the better we can serve our customers.

Analysis of comprehensive store data helped us make the strategic decision to sell or close underperforming stores. Tracking the effects of marketing and store management efforts convinced us that we likely would be unable to improve performance that had been hampered by changes in demographic and traffic patterns at these sites. The accounting effects are reported under discontinued operations in our financial statements. The benefits will come from eliminating a drain on earnings and redirecting resources to stores that can contribute to gross profit growth.

We were especially pleased to achieve our goal of holding the percentage increase in operating expenses to no more than the percentage growth in inside sales. In a year of extraordinarily high bank charges due to accelerated credit card use to pay for more expensive gasoline, we held operating expenses to a 7.6% increase while we grew inside sales 8.4%. We anticipate higher bank charges again in fiscal 2006, but we expect them to grow at a slower rate as gas prices stabilize.

Adding more stores is an ongoing growth strategy, and our current focus is on acquisitions. In fiscal 2005, our goal was to acquire at least 43 stores and build 15 new stores. We built the stores we intended to build—13 are already open and the other 2 will open soon. At year-end we had acquired 29 stores and were in negotiation for a regional chain. In May we announced our intent to acquire up to 58 stores—54 in Nebraska, 3 in Kansas, and 1 in Iowa—from Gas 'N Shop, Inc. of Lincoln, Nebraska, a well-managed company with a 30-year history in our marketing territory. We expect to complete the transaction in the second quarter and to have the acquired sites contribute to earnings in their first year as Casey's General Stores.

Industry pressures should trigger additional acquisition opportunities. We will pursue every attractive target in our marketing territory or at our borders, and we will apply our rigorous due diligence process to each one.

We begin the new year with increased capacity to keep *Pulling Ahead*. These are our corporate performance goals for fiscal 2006:

> Increase same-store gasoline gallons sold 2% with an average margin of 10.5 cents per gallon.

> Increase same-store grocery & other merchandise sales 3% with an average margin of 31.5%.

> Increase same-store prepared food & fountain sales 5.5% with an average margin of 60.5%.

> Hold the percentage increase in operating expenses to less than the percentage increase in gross profit.

> Acquire 30 stores (in addition to the Gas 'N Shop acquisition) and build 10 new stores.

The industry environment will continue to challenge us, but I believe the synergies we are creating make our goals achievable.



Ronald M. Lamb
Chairman & CEO

MANAGEMENT TEAM

[illegible] Walljasper
[illegible] CFO

Hal D. Brown
VP–Support Services

[illegible] Billmeyer
[illegible] Transportation

[illegible] Harmon
Senior VP &
Secretary

[illegible]

Russell D. Sukut
VP–Treasurer

Robert J. Myers
President–COO

Michael R.
Richardson
VP–
Marketing

Julia L.
Jackowski
VP–Human
Resources

Terry W.
[illegible]
[illegible] VP–
Store Operations

Darryl F. Bacon
VP–Food Services

[illegible] Lamb
Chairman & CEO

Cleo R.
Kuhns
VP–Real
Estate-Store
Development

Eli J. Wirtz
VP–Corporate
Counsel



"I share Ron's confidence in the synergies we are creating. Our business is fairly straightforward, but as we grow it takes an increasingly sophisticated system to keep things simple—and profitable—at the store level," said President & COO Bob Myers.



STORE OPERATIONS

"The transformations we've made in terms of technology, infrastructure, and human resources all played essential roles in supporting our stores during fiscal 2005 and give us capacity for profitable growth in years to come."

As is our practice, we will give you details about fiscal 2005 performance and expectations for fiscal 2006 in each of our three business categories: gasoline, grocery & other merchandise, and prepared food & fountain. None of these categories, however, operates in isolation—they work together to attract customers.

"The more we know about what customers at each store want, when they want it, and what they will pay for it, the more profitable our stores will be," said Senior Vice President Terry Handley. "Thanks to our technology initiatives, we are learning more and responding more quickly to what we learn."

We'll add tools and refine processes, but we've come far enough with these initiatives that they are now part of ongoing operations. At fiscal year-end, we were receiving POS data from more than 1,000 stores, adding hand-held scanners (remote pocket offices) at POS sites, and using our new data mining software to sort information by multiple variables. The call and haul program made possible by our satellite system had been streamlining gasoline delivery for more than twelve months.

Technology pays only in the hands of people who know how to use it. At Casey's corporate headquarters, we are becoming increasingly adept at deriving sound answers from numerous data sources to improve decision-making. At the local level, store managers use data to set work schedules and manage their kitchens. Our marketing and inventory control tools give them more time to do everything possible, day in and day out, to make their stores appealing to customers.

The right people, the right tools, and the right infrastructure are means to an overriding goal. The reward system for everyone at Casey's from store managers to the CEO is based on performance criteria tied to gross profit improvement. In fiscal 2005, we increased combined sales from our three business categories 21.1% to $2.8 billion and raised total gross profit 8.7% to $456.8 million.

STORE OPERATIONS

(in millions)

	2003	2004	2005
Gasoline (gallons)	917	975	1,017
SALES			
Gasoline	$ 1,267	$ 1,456	$ 1,871
Grocery & other merchandise	$ 642	$ 666	$ 714
Prepared food & fountain	$ 167	$ 182	$ 205
GROSS PROFIT			
Gasoline	$ 100.9	$ 98.5	$ 108.3
Grocery & other merchandise	$ 203.6	$ 207.7	$ 220.9
Prepared food & fountain	$ 99.2	$ 110.5	$ 123.6

GASOLINE

	2003	2004	2005	2006 GOAL
Increase in same-store sales (gallons)	-3.0%	3.1%	1.9%	2.0%
Margin (per gallon)	11.0¢	10.1¢	10.7¢	10.5¢

GROCERY & OTHER MERCHANDISE

	2003	2004	2005	2006 GOAL
Increase in same-store sales	0.2%	0.4%	4.8%	3.0%
Margin	31.7%	31.2%	30.9%	31.5%

GASOLINE

When we set our fiscal 2005 gasoline goal, we hoped we were near the end of a four-month cycle of sharply rising wholesale gasoline prices that had depressed margins in the fourth quarter of fiscal 2004. "The wholesale market changed, but not for the better," said Handley. "Twenty-six nearly uninterrupted weeks of steady increases toward record highs were followed by a period of volatility."

We believe retail gasoline prices had a dampening effect on sales most of the first quarter of fiscal 2005, but by July our customers seemed to have adjusted to market conditions. Same-store gallons sold improved through fiscal year-end, and we achieved a 1.9% increase for the twelve months. Total gallons sold were up 4.4% to a record 1.02 billion with an average margin of 10.7 cents.

A significant contributor across our marketing territory was our ongoing policy of pricing with the local competition. The policy prevents cost from being a reason for consumers to buy elsewhere and serves our ongoing strategy of balancing gallons sold and margin to achieve gross profit gain. Casey's gasoline gross profit increased 10% to $108.3 million for the year.

As a tool for managing gasoline inventory, the satellite communication system we implemented in April of 2004 is proving to be well worth the investment. This cutting-edge technology lets us integrate the purchasing, dispatch, and transportation of all loads delivered in Casey's 57 tankers. We benefited from reductions in no-fits and will reduce them further in the coming months.

We told you a year ago that risk management would be a priority in fiscal 2005, and it was. We were active through midyear with a minimal net effect on margin. Since then, we have concentrated on refining our models. "We think hedging has potential for us," said Sam Billmeyer, Vice President–Transportation, "but because it introduces another layer of variability, we want to be sure our methodologies will be effective in all market conditions."

Our goal for 2006 is again to increase same-store gasoline gallons sold 2% with a margin of 10.5 cents. We'll have to achieve these targets in unpredictable conditions, but we believe we'll meet expectations.

GROCERY & OTHER MERCHANDISE

"Our experience in fiscal 2005 confirmed our skill at turning the challenges of the previous year to opportunities," said Handley. "We found ways to boost unit sales in cigarettes and to increase total sales 7.2% to $714 million. We gained 36 basis points on our cigarette margin despite the large reduction in RDAs, but the year-end LIFO adjustment cost us 28 basis points in overall margin, bringing it to 30.9%. Nevertheless, we improved gross profit 6.4% to $220.9 million."

Here's how we achieved the improvement:

- We took advantage of new flexibility by matching cigarette labels and rack configurations to specific store markets and expanding low-price brands.
- We used data from a comprehensive market analysis to take strategic price increases across all product lines. Price increases varied store by store to fit specific competitive environments.
- We used POS data to design a reset that optimized space allocation for high-volume, high-margin items.
- We installed remote pocket offices in 781 stores to help store managers eliminate overstocks and overcharges resulting from direct store deliveries.
- We began a chainwide rollout of a new destination item—lottery tickets—in January.

The lottery program is now up and running in Casey's stores throughout our marketing territory. Selling the popular lottery tickets has multiple advantages: the program is relatively easy to install and simple to manage, it requires limited store space, and the commissions we earn go straight to the bottom line. "We believe the addition of lottery is having a positive impact on sales in all three of our business categories," said Handley.



CASEY'S GENERAL STORE MASTERCARD®

Introducing the Casey's General Store MasterCard® is one of many steps we've taken to increase customer traffic and build sales. The card works like any other credit card except that holders earn a 3% rebate on all purchases made at any Casey's store and 1% on all other purchases wherever MasterCard® is accepted. In addition, new Casey's card users earn bonus rebates of 6% on purchases at participating Casey's locations during the first 60 days. The rebates reward loyal customers, and the cards give users one more reason to recommend us to their friends and neighbors. If you live near a Casey's or pass our stores in your travels, we invite you to apply by stopping in to pick up a brochure, visiting *www.caseysmastercard.com*, or calling 1-866-344-2291.

We are ready to take full advantage of our new data mining software. "The platform is complete, and the software is running," said Mike Richardson, Vice President–Marketing. "The information we derive will be crucial as we individualize store inventories and pricing structures."

We have raised our fiscal 2006 same-store sales goal and slightly reduced our margin goal. The 31.5% margin acknowledges that we'll likely lose another $2.5 million or so in cigarette RDAs. On the positive side, we intend to grow cigarette market share, tailor selected merchandise and prices to individual stores, add lottery income, and make further gains in operational efficiencies.

PREPARED FOOD & FOUNTAIN

Our CEO was accurate in his description—fiscal 2005 was another stellar year. Same-store sales were up 8.4%, and the average margin was 60.3%. Total sales increased 12.5% to $204.8 million, and gross profit rose 11.8% to $123.6 million.

"I used to say prepared food & fountain was small but mighty," said Daryl Bacon, Vice President–Food Services. "It's still mighty, but it's not so small. In four years, we've increased sales 28% and gross profit 34%."

POS has been a powerful tool for improving results because it allows us to perfect the balance between having enough product to satisfy customer demand and controlling margin shrinkage caused by stales. There is a direct correspondence between our production planning and the growth we have achieved in same-store sales. "We can't sell what we don't have," Bacon explained, "but we can't afford to have what we won't sell. That's why we're working to manage our proprietary food service store by store."

The strategic price increases we took were data-driven. We made sure we stayed competitive in every market as we aligned costs to meet margin goals.

Pizza remains a Casey's destination item. In fiscal 2005, we sold about 20 million slices. We expanded the to-go cup concept we introduced in fiscal 2004 with popcorn chicken to include potato cheese bites, popcorn shrimp, and other choices. We added two more heads to our fountains and enhanced our array of coffees and flavored creamers.

Many of the products we prepare in our kitchens call for cheese, and we buy a lot of it. In fiscal 2005, the total came to roughly 8.3 million pounds at a cost of about $13 million. Cheese prices have been relatively high for most of the year—the average cost was $1.78 per pound compared with $1.56 in fiscal 2004. When the opportunity presents itself, we'll again lock in a cheese price to stabilize this expense.

"We're confident prepared food & fountain will do very well for us in fiscal 2006, but it is unrealistic to plan on sustaining the pace of same-store sales growth we've achieved the past few years," said Handley. "Our goal is to increase same-store sales 5.5% with an average margin of 60.5%."

PREPARED FOOD & FOUNTAIN

	2003	2004	2005	2006 GOAL
Increase in same-store sales	1.1%	5.5%	8.4%	5.5%
Margin	59.5%	60.7%	60.3%	60.5%

STORE OPERATIONS AND ACQUISITIONS

The next section of the report tells you how efficient we are at rebranding acquired stores. We take pride in converting acquisitions to Casey's stores as quickly as possible; we take equal pride in learning from the process.



"We want reliable standardization in our infrastructure and adherence to our policies wherever we operate," Myers explained, "but we also know the value of flexibility when it comes to optimizing individual stores. Acquisitions are an opportunity to entertain new possibilities and rethink established practices."

We're transitioning stores with kitchens larger than ours, food items we don't offer, floor plans we've never used, and operating schedules that vary from our standard sixteen-hour days. In any one of these stores, a difference may be a strength we need to preserve. Always we are alert to approaches we can adapt to increase profit in other Casey's stores.





During our third quarter conference call, an analyst asked a pertinent question: "It's been a while now since you have moved away from being a purely organic growth company to being an acquisition-driven company. How is the return on invested capital working out for you?"

The average transactional value is about $1 million for a new store construction and for an acquisition, but the economics are dramatically different. On an after-tax cash flow basis, the ROIC for an acquisition is in the low to mid teens in the first year following purchase. It takes three to five years for a newly constructed store to get to the same level. You may be asking, "Then why build any stores?" There are some locations where we seek to do business that don't have an attractive potential acquisition, so we start from scratch and build a store.

Our CEO already reported we were short of our acquisition goal at year-end and we signed a letter of intent to acquire up to 58 stores from Gas 'N Shop, Inc. in May. We're comfortable with the timing because our emphasis was on buying effectively, which meant being thorough in due diligence to make sure the stores we brought on board met every expectation we had.

Senior Vice President John Harmon, who is in charge of acquisitions, said, "We did not compromise our due diligence process when it came to making acquisitions in fiscal 2005, and we won't compromise it in fiscal 2006 and beyond. The process begins with adherence to our business model of operating in small towns and suburbs within our nine-state Midwest territory. We will consider opportunities outside the territory as long as they are in states contiguous to our marketing area."

Our acquisition team consists of representatives knowledgeable about real estate, operations, finance, environment, legal, and internal audit. When strategically evaluating a potential acquisition, the team members apply a formal, refined, and streamlined set of criteria. They also take into account our ability to operate more profitably due to our critical mass, proprietary prepared food program, vertically integrated distribution center and transportation fleet, and state-of-the-art gasoline management system.

Once we acquire a store, the rebranding involves more than changing signage. Our support services division also works on inside reconfigurations, marketing does store set and promotions, and information systems coordinates existing POS capabilities with our programs. It's a complex set of changes, but we are organized for a quick transition to a fully functioning Casey's store if demolition and new construction are not required.

We'll handle rebranding of the Gas 'N Shop stores as efficiently as we've converted other acquisitions. Many of these stores don't have kitchens, so we will begin immediately to reconfigure space to accommodate our profitable proprietary food service.

Our goal for fiscal 2006 is to acquire 30 stores in addition to the Gas 'N Shop acquisition and to build 10 new stores. Of course we will continue to assess the desirability of acquiring any of the few remaining Casey's franchises. More important, we have identified numerous individual competitor stores and other regional chains within our nine-state area as potential targets.

"There are ample acquisition opportunities," stated Harmon, "because the convenience store industry as a whole is under pressure in gasoline and cigarettes. The smaller operators, in particular, are unable to compete."

As part of our plan for accommodating the accelerated acquisition activity, we are expanding our distribution center by adding nearly 100,000 square feet of warehouse space and 20,000 square feet of office space. "Upon completion early in fiscal 2007," Myers said, "we'll have adequate capacity to serve at least 1,000 more stores."

Though we are focused on acquisitions, we have an ongoing program to make sure our existing stores are maintained and up to date. We will replace stores or do major remodels when our evaluations show return on investment will be enhanced by improving an already established business.

Casey's has always been known as a company with a strong balance sheet. That strength coupled with our debt capacity ensures we have the financial capability to handle the ramped-up acquisition activity and other capital expenditures. The supporting details follow in Corporate Finance.



TOTAL NUMBER OF STORES = 1364

STORE GROWTH

	2003	2004	2005	2006 GOAL
New store constructions	15	15	12	10
Aquisitions	22	24	29	30*

**In addition to the Gas 'N Shop acquisition*

Our balance sheet was again exceptionally strong in fiscal 2005. At April 30, cash and cash equivalents came to $49.1 million, up 6.9% from the total at the previous fiscal year-end.

Shareholders' equity had risen 6.7% to $469.1 million. We continued to pay down debt. Long-term debt net of current maturities decreased $21.1 million to $123.1 million, and the long-term debt to total capital ratio was 24% at year-end.

In last year's annual report," stated CFO Bill Walljasper, "I responded to some investors' comments that Casey's may be underleveraged by explaining that we purposefully brought down the ratio to give us the debt capacity to invest in more stores—primarily through acquisition—and that what we had was financial flexibility. We're still financially flexible. We're looking for additional advantageous acquisitions, and we're positioned to take on substantial debt to get the stores we want."

We also increased our cash flow from operations in fiscal 2005; it was up 35% to $132.2 million. We used $95.4 million for capital expenditures. Walljasper said, "We do a cost–benefit analysis when setting the capital expenditure budget. We allocate funds to the projects that are most likely to bolster the ROIC over time." To calculate the ROIC, Casey's uses operating income after depreciation and taxes for the numerator and the sum of average long-term debt (including current maturities) and average shareholders' equity for the denominator.

"The ROIC for fiscal 2005 was 8%—not as high as we wanted it to be," Walljasper stated. "The acquisitions we made in fiscal 2005 should have a positive impact on return in fiscal 2006."

Containing operating expenses, which consist primarily of wages, insurance, and bank charges, is always important at Casey's. Increasing bank charges will be a factor again in fiscal 2006, but they'll have less impact assuming gas prices don't go up another 26%. As of November of 2004, we began accepting debit cards inside our stores to give customers an alternative to using credit cards. The advantage for us is paying a set transaction fee instead of a percentage of the total charged.

We did a good job of managing the other two large expense items, holding both wages and insurance to mid single-digit increases. We again gave store managers performance evaluations and bonuses that rewarded them for increasing gross profit and controlling expenses.

"You've read our new expense goal and probably noticed it compares operating expenses to gross profit rather than inside sales," Walljasper added. "The comparison now is aligned more closely with our corporate focus."

INSIDE SALES VS. OPERATING EXPENSES

	2003	2004	2005
Inside sales increase	4.7%	4.6%	8.4%
Operating expense increase	8.2%	7.0%	7.6%

Operating expenses were inflated in the third quarter due to our identifying 36 underperforming stores as impaired assets and taking a $7 million pretax impairment charge (a $0.09 EPS reduction). At the end of fiscal 2005, we reclassified the impaired assets as discontinued operations.

The reason for the reclassification was simply a matter of timing. We identified the 36 stores as impaired assets in the third quarter but didn't make the actual decision to sell or close the stores until the fourth quarter. "The discontinued operations classification gives a much clearer picture of the impact the elimination of the 36 stores had and will have on the Company," said Walljasper. "Going forward, we should receive approximately a $0.03 per share gain from eliminating the stores and, though harder to quantify, some relief operationally by not spending time and effort trying to change the stores' performance. All stores not sold by January 31, 2006 will be closed."

CAPITAL STRUCTURE

(in millions)

	2003	2004	2005
Equity	$ 405.7	$ 439.8	$ 469.1
Long-term debt	$ 162.4	$ 144.2	$ 123.1

We gave the stores ample time to prove themselves—they averaged twelve years in age—so no one can say we were hasty in making the decision. We will continue to eliminate a few stores from time to time when our analysis shows they have fallen below expected profitability levels and it's not likely we can improve their performance, but we don't foresee a number near the magnitude of the recent elimination.

Walljasper shared a view of his first full year as CFO: "I thoroughly enjoyed the experiences of my dual role as leader of the finance team and primary contact for investor relations. My team is responsible for giving management accurate, timely, and objective financial analyses they can use to help them make disciplined decisions about the operational components of our business. When I meet with shareholders and analysts to talk about Casey's, I learn their areas of interest and can give them current snapshots of how Casey's is performing. The reaction of the investment community to our monthly release of same-store sales has been gratifying."

Walljasper views optimizing Casey's financial position and enhancing investor communication as ongoing priorities. Here's what you can expect in fiscal 2006:

> We'll be ready to finance desirable acquisitions.

> We'll work diligently to raise the ROIC.

> We'll continue providing measurable performance goals, quarterly reports on progress toward those goals, and monthly same-store sales data for our three business categories.

> We'll be transparent in showing how we're *Pulling Ahead.*

COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq National Market System under the symbol CASY. The 50.2 million shares of common stock outstanding at April 30, 2005 had a market value of $847.2 million. As of that same date, there were 2,729 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 2003	High	Low
1st Quarter	$13.03	$10.45
2nd Quarter	14.90	11.85
3rd Quarter	16.13	13.38
4th Quarter	18.45	13.93
Calendar 2004	**High**	**Low**
1st Quarter	$18.95	$15.24
2nd Quarter	18.30	15.00
3rd Quarter	18.79	15.50
4th Quarter	20.00	16.68
Calendar 2005	**High**	**Low**
1st Quarter	$19.67	$15.98
2nd Quarter	$20.86	$16.53

On July 6, 2005, the last reported sales price of the Company's common stock was $20.04 per share. On that same date, the market cap was $1.01 billion.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2005 totaled $0.195 per share. At its June meeting, the Board of Directors increased the Company's quarterly dividend to $0.045 per share. The dividend is payable on August 15, 2005 to shareholders of record on August 1, 2005.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Securities Transfer Division
UMB Bank, n.a.
P.O. Box 410064
Kansas City, Missouri 64141

INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 16, 2005 at the corporate headquarters in Ankeny, Iowa.

FORM 10-K
TABLE OF CONTENTS

PART I	ITEM 1.	Business	3
	ITEM 2.	Properties	8
	ITEM 3.	Legal Proceedings	9
	ITEM 4.	Submission of Matters to a Vote of Security Holders	9
PART II	ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	9
	ITEM 6.	Selected Financial Data	11
	ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
	ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	19
	ITEM 8.	Financial Statements and Supplementary Data	20
	ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	39
	ITEM 9A.	Controls and Procedures	39
	ITEM 9B.	Other Information	39
PART III	ITEM 10.	Directors and Executive Officers of the Registrant	40
	ITEM 11.	Executive Compensation	40
	ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	40
	ITEM 13.	Certain Relationships and Related Transactions	40
	ITEM 14.	Principal Accountant Fees and Services	40
PART IV	ITEM 15.	Exhibits and Financial Statement Schedules	41

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2005
Commission File Number 0-12788

CASEY'S GENERAL STORES, INC.
(Exact name of registrant as specified in its charter)

IOWA	42-0935283
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

ONE CONVENIENCE BLVD., ANKENY, IOWA
(Address of principal executive offices)

50021
(Zip Code)

(515) 965-6100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

NONE

Securities Registered pursuant to Section 12(g) of the Act

COMMON STOCK
(Title of Class)

COMMON SHARE PURCHASE RIGHTS
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Securities Exchange Act of 1934). Yes [X] No [ ]

The aggregate market value of the voting common equity held by non-affiliates of the registrant, computed by reference to the closing sales price ($17.80 per share) as quoted on the NASDAQ National Market System on the last business day of the registrant's most recently completed second fiscal quarter (October 29, 2004), was $786,294,441.

At the close of business on July 6, 2005, the registrant had 50,254,212 shares of Common Stock, no par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents, as set forth herein, are incorporated by reference into the listed Parts and Items of this report on Form 10-K:

1. Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders to be held on September 16, 2005 (Item 5 of Part II and Items 10, 11, 12, 13, and 15 of Part III).

PART I

ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. (Casey's) and its wholly owned subsidiaries (Casey's, together with its subsidiaries, shall be referred to herein as the Company) operate convenience stores under the name "Casey's General Store" in 9 Midwest states, primarily Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all stores offer gasoline for sale on a self-service basis. On April 30, 2005, there were a total of 1,364 Casey's General Stores in operation, of which 1,339 were operated by the Company (Corporate Stores) and 25 stores were operated by franchisees (Franchise Stores). There were 12 Corporate Stores newly constructed and 29 stores purchased in fiscal 2005. There were no Franchise Stores newly opened in fiscal 2005. The Company operates a central warehouse, the Casey's Distribution Center, adjacent to its Corporate Headquarters facility in Ankeny, Iowa, through which it supplies grocery and general merchandise items to Corporate and Franchise Stores.

Approximately 63% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 11% of all stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. Two of the Company's subsidiaries, Casey's Marketing Company (Marketing Company) and Casey's Services Company (Services Company), also operate from the Corporate Headquarters facilities and were incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004, and also operates from these facilities.

The Company's Internet address is www.caseys.com. The Company makes available through its Web site, among other items, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports free of charge as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Additionally, the Company discloses its Financial Code of Ethics and Code of Conduct on its Internet Web site and intends to use its Web site to disclose any waiver to its Financial Code of Ethics and Code of Conduct to the extent such disclosure is legally required.

General

Casey's General Stores seek to meet the needs of residents of small towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. The Company has been successful in operating Casey's General Stores in small towns by offering, at competitive prices, a broader selection of products than does a typical convenience store.

In each of the past two fiscal years, the Company derived over 98% of its gross profits from retail sales by Corporate Stores. It also derived income from continuing monthly royalties based on sales by Franchise Stores; wholesale sales to Franchise Stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. Sales at Casey's General Stores historically have been strongest during the Company's first and second quarters and relatively weaker during its third and fourth quarters. In the warmer months of the year (which comprise the Company's first two fiscal quarters), customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Due to the continuing emphasis on higher-margin, freshly prepared food items, however, Casey's net sales and net income have become somewhat less seasonal in recent years.

Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa Corporation in April 2004 and is also a wholly owned subsidiary of Casey's.

Casey's Retail Company operates Corporate Stores in Illinois, Kansas, Minnesota, Nebraska, and South Dakota and also holds the rights to the Casey's trademark and trade name and serves as franchisor in connection with the operation of Franchise Stores. The Marketing Company owns and has responsibility for the operation of Corporate Stores in Iowa, Missouri, Wisconsin, and Indiana. The Marketing Company also has responsibility for all Company wholesale operations, including the operation of the Casey's Distribution Center. The Services Company provides a variety of construction and transportation services for all Corporate Stores.

First Heartland Captive Insurance Company, Inc. (First Heartland) was incorporated April 14, 2004 in Arizona and is a wholly owned subsidiary of Casey's. First Heartland operates as a single-parent deductible reimbursement captive insurance company based in Phoenix, Arizona. First Heartland provides general liability, automobile liability, and workers compensation insurance coverages to Casey's Retail Company, Casey's Marketing Company, and Casey's Services Company.

Store Operations

Products Offered

Each Casey's General Store typically carries approximately 1,800 food and nonfood items. The products offered are those normally found in a supermarket, except that the stores do not sell produce or fresh meats, and selection is generally limited to one or two well-known brands of each item stocked. Most staple foodstuffs carried are of nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 85% of the stores offer beer. The nonfood items carried include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All of the Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol offered by the stores generally are sold under the Casey's name, although some Franchise Stores sell gasoline under a major oil company brand name.

It is management's policy to experiment with additions to the Company's product line, especially products with higher gross profit margins. As a result of this policy, the Company has added various prepared food items to its product line over the years. In 1980, the Company initiated the installation of snack centers, which now are in all Corporate Stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2005, the Company was selling donuts prepared on store premises in approximately 98% of its stores in addition to cookies, brownies, Danish rolls, cinnamon rolls, and muffins. The Company installs donut-making facilities in all newly constructed stores.

The Company began marketing made-from-scratch pizza in 1984, expanding its availability to 1,263 Corporate Stores (94%) as of April 30, 2005. Management believes pizza is the Company's most popular prepared food product, although the Company continues to expand its prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, sub sandwiches, pizza bites, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, hot dogs, and potato cheese bites.

Management's decision to add snack center items and freshly prepared donuts and pizza to the Company's product selection reflects its strategy to promote high margin products that are compatible with convenience store operations. Although retail sales of nongasoline items during the last three fiscal years have generated approximately 36% of the Company's retail sales, such sales resulted in approximately 76% of the Company's gross profits from retail sales. Gross profit margins for prepared food items, which have averaged approximately 60% during the last three fiscal years, are significantly higher than the gross profit margin for retail sales of gasoline, which has averaged approximately 7% during the same period.

Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. During the fiscal year ended April 30, 2005, the aggregate investment in land, building, equipment, and initial inventory for a typical newly constructed Corporate Store averaged approximately $1.1 million. The standard building designed by the Company is a pre-engineered steel frame building mounted on a concrete slab. The current store design measures 40 feet by 68 feet with approximately 1,300 square feet devoted to sales area, 500 square feet to kitchen space, and 500 square feet to storage and 2 large public restrooms. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each store typically includes 3 or 4 islands of gasoline dispensers and storage tanks having a capacity of 24,000 to 36,000 gallons of gasoline. The merchandising display in each store follows a standard layout designed to encourage a flow of customer traffic through all sections of the store. All stores are air-conditioned and have modern refrigeration facilities. Nearly all the store locations feature the Company's bright red and yellow pylon sign and façade, both of which display the name and service mark of the Company.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. Most store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. The Company requires that all stores maintain a bright, clean interior and provide prompt checkout service. It is the Company's policy not to permit the installation of electronic games or sale of adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in small towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. The Company's store site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Management believes that, if there is no competing store, a Casey's General Store may operate profitably at a highway location in a community with a population of as few as 500.

Gasoline Operations

Gasoline sales are an important part of the Company's revenue and earnings. Approximately 67% of Casey's net sales for the year ended April 30, 2005 were derived from the retail sale of gasoline. The following table summarizes gasoline sales by Corporate Stores for the three fiscal years ended April 30, 2005:

	Year ended April 30,		
	2005	2004	2003
Number of gallons sold	**1,016,942,024**	974,534,669	916,964,347
Total retail gasoline sales	**$1,870,791,477**	$1,455,972,533	$1,266,506,654
Percentage of net sales	**66.6%**	62.5%	59.8%
Gross profit percentage	**5.8%**	6.8%	8.0%
Average retail price per gallon	**$1.84**	$1.49	$1.38
Average gross profit margin per gallon	**10.65¢**	10.10¢	11.00¢
Average number of gallons sold per Corporate Store*	777,002	756,069	732,092

*Includes only those stores in operation at least one full year before commencement of the periods indicated.

Retail prices of gasoline increased during the year ended April 30, 2005. The total number of gallons sold by the Company during this period also increased, primarily as the result of the increased number of Corporate Stores in operation and the Company's efforts to price its retail gasoline competitively in the market area served by a particular store. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all Corporate Stores and all Franchise Stores with groceries, food, health and beauty aids, and general merchandise from the Casey's Distribution Center. The stores place orders for merchandise through a telecommunications link-up to the computer at the Company's headquarters in Ankeny, and weekly shipments are made from the Casey's Distribution Center by Company-owned delivery trucks. The Marketing Company charges Franchise Stores processing and shipping fees for each order filled by the Casey's Distribution Center. The efficient service area of the Casey's Distribution Center is a radius of approximately 500 miles, which encompasses all of the Company's existing and proposed stores.

The Marketing Company's only wholesale sales are to Franchise Stores, to which it sells groceries; prepared sandwiches; ingredients and supplies for donuts, sandwiches, and pizza; health and beauty aids; general merchandise; and gasoline. Although the Company derives income from this activity, it makes such sales, particularly gasoline sales, at narrow profit margins to promote competitiveness and increase sales to Franchise Stores.

In fiscal 2005, the Company purchased directly from manufacturers approximately 90% of the food and nonfood items sold from the Casey's Distribution Center. It is the Company's practice, with few exceptions, not to enter into contracts with any of the suppliers of products sold by Casey's General Stores. Management believes that the absence of such contracts is customary in the industry for purchasers such as the Company and enables the Company to respond flexibly to changing market conditions.

Franchise Operations

Casey's has franchised Casey's General Stores since 1970. In addition to generating income for Casey's, franchising historically enabled Casey's to obtain desirable store locations from persons who have preferred to become franchisees rather than to sell or lease their locations to Casey's. Franchising also enabled Casey's to expand its system of stores at a faster rate, thereby achieving operating efficiencies in its warehouse and distribution system as well as greater identification in its market area. As the Company has grown and strengthened its financial resources, the advantages of franchising have decreased in importance. In recent years management has acquired a number of Franchise Stores by leasing or purchasing such stores from the franchisees. As of April 30, 2005, there were a total of 19 franchisees operating 25 Franchise Stores.

All franchisees currently pay Casey's a royalty fee equal to 3% of gross receipts derived from total store sales excluding gasoline, subject to a minimum monthly royalty of $300. Casey's currently assesses a royalty fee of $0.018 per gallon on gasoline sales, although it has discretion to increase this amount to 3% of retail gasoline sales. In addition, franchisees pay Casey's a sign and façade rental fee. The franchise agreements do not authorize Casey's to establish the prices to be charged by franchisees. Further, except with respect to certain supplies and items provided in connection with the opening of each store, each franchisee has unlimited authority to purchase supplies and inventory from any supplier, provided the products meet the Company's quality standards. Franchise agreements typically contain a noncompetition clause that restricts the franchisee's ability to operate a convenience-style store in a specified area for a period of two or three years following termination of the agreement.

Personnel

On April 30, 2005, the Company had 5,887 full-time employees and 8,553 part-time employees. The Company has not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

The Company's business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. Management believes its stores located in small towns compete principally with other local grocery and convenience stores; similar retail outlets; and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include 7-Eleven, Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than does the Company. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are registered service marks of Casey's under federal law. Management believes these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Corporate Stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. The Company currently has 2,683 USTs, 2,381 of which are fiberglass and 302 are steel. Management currently believes substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In each of the years ended April 30, 2005 and 2004, the Company spent approximately $1,414,000 and $1,827,000 respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2005, approximately $8,400,000 has been received from such programs. Such amounts are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. At April 30, 2005, the Company had an accrued liability of approximately $200,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

ITEM 2. PROPERTIES

The Company owns its Corporate Headquarters and Distribution Center operations on a 45-acre site in Ankeny, Iowa. This facility consists of approximately 255,000 square feet, including a central Corporate Headquarters office building, Distribution Center, and vehicle service and maintenance center. The facility was completed in February 1990 and placed in full service at that time. The Company has entered into a design-build arrangement for the construction of improvements to this facility, including the addition of 98,000 square feet to the Distribution Center, 20,000 square feet of office space, additional paving for truck parking and necessary drainage and landscaping improvements. The project is expected to be completed in the spring of 2006.

On April 30, 2005, Casey's owned the land at 1,291 locations and the buildings at 1,304 locations and leased the land at 48 locations and the buildings at 35 locations. Most of the leases provide for the payment of a fixed rent plus property taxes and insurance and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3. LEGAL PROCEEDINGS

The Company from time to time is involved in legal and administrative proceedings or investigations arising from the conduct of its business operations, including contractual disputes, environmental contamination or remediation issues, employment or personnel matters, personal injury and property damage claims, as well as claims by state, federal, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is the opinion of management, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on the Company's consolidated financial position and results of operation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq National Market System under the symbol CASY. The 50,189,812 shares of common stock outstanding at April 30, 2005 had a market value of $847.2 million, and there were 2,729 shareholders of record.

Common Stock Market Prices

Calendar 2003	High	Low
Q1	$ 13.03	$ 10.45
Q2	14.90	11.85
Q3	16.13	13.38
Q4	18.45	13.93

Calendar 2004	High	Low
Q1	$ 18.95	$ 15.24
Q2	18.30	15.00
Q3	18.79	15.50
Q4	20.00	16.68

Calendar 2005	High	Low
Q1	$ 19.67	$ 15.98
Q2	20.86	16.53

Dividends

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2005 totaled $0.195 per share, which included a dividend of $0.035 declared in the fourth quarter of fiscal 2004 and paid in fiscal 2005. Historically, the Company recorded dividends at the time of payment, which typically followed by several weeks the date on which dividends were declared. On May 1, 2004, the Company began recording dividends as of the date of declaration. As a result, the Company's records show two quarterly dividends paid in the first quarter of fiscal 2005, the first of which ($0.035) was for the fourth quarter of fiscal 2004 and the second of which ($0.04) was for the first quarter of fiscal 2005. The Board of Directors recently approved an increase in the quarterly dividend to $0.045 from $0.04, payable August 15, 2005 to shareholders of record on August 1, 2005. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared by the Company during the calendar years 2003-05 have been as follows:

Calendar 2003	Cash dividend declared	Calendar 2004	Cash dividend declared	Calendar 2005	Cash dividend declared
Q1	$ 0.025	Q1	$ 0.035	Q1	$ 0.04
Q2	0.025	Q2	0.035	Q2	0.04
Q3	0.035	Q3	0.04		
Q4	0.035	Q4	0.04		
	$ 0.12		$ 0.15		

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

Statement of Income Data

	Years ended April 30,		
	2005	2004	2003
Net sales	$ 2,809,420	$ 2,328,940	$ 2,117,293
Franchise revenue	1,065	1,669	2,451
	2,810,485	2,330,609	2,119,744
Cost of goods sold	2,352,580	1,908,807	1,709,387
Operating expenses	329,296	306,052	285,889
Depreciation and amortization	52,123	48,357	46,132
Interest, net	10,739	12,398	13,030
Earnings from continuing operations before income taxes	65,747	54,995	65,306
Federal and state income taxes	23,215	17,098	24,294
Net earnings from continuing operations	42,532	37,897	41,012
Loss on discontinued operations, net of tax benefit	5,779	1,431	1,206
Net earnings	$ 36,753	$ 36,466	$ 39,806
Basic			
Earnings from continuing operations	$ .85	$ .76	$ .83
Loss on discontinued operations	.12	.03	.03
Net earnings	$ .73	$ .73	$ .80
Diluted			
Earnings from continuing operations	$ .85	$ .76	$ .82
Loss on discontinued operations	.12	.03	.02
Net earnings	$ .73	$ .73	$ .80
Weighted average number of common shares outstanding—basic	50,115	49,876	49,643
Weighted average number of common shares outstanding—diluted	50,284	50,041	49,720
Dividends paid per common share	$ 0.195	$ 0.13	$ 0.10

Balance Sheet Data

	Years ended April 30,		
	2005	2004	2003
Current assets	$ 142,430	$ 146,807	$ 118,296
Total assets	870,909	834,586	776,747
Current liabilities	170,127	145,840	117,338
Long-term debt	123,064	144,158	162,394
Shareholders' equity	469,137	439,794	405,660

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands)

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the selected historical consolidated financial data and consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K.

Overview

The Company derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by Corporate Stores and wholesale sales of certain merchandise and gasoline to Franchise Stores. The Company generates relatively minor revenues from continuing monthly royalties based on sales by Franchise Stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable for its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its third or fourth year of operation.

Casey's measures performance using trend analysis and same-store comparisons on net sales and gross profit, with a focus on the following three categories of products sold by Corporate Stores: gasoline, grocery & other merchandise, and prepared food & fountain. Comparisons are also made on operating expenses. Fluctuations in operating expenses are compared with the increase or decrease in gross profit. Wages are the primary component of operating expenses, and management believes that the Company has appropriately aligned store manager compensation with store performance.

Store growth is a priority of the Company. Casey's evaluates the location of third-party purchases and sites for new construction based on expected financial results and return on investment. Casey's purchased 29 stores and built 12 in fiscal 2005.

Fiscal 2005 Compared with Fiscal 2004

Net sales for fiscal 2005 increased 20.6% to $2,809,420, primarily due to a 23.1% increase in gas prices and the net addition of 17 Corporate Stores. Retail gasoline sales for the fiscal year were $1,870,791, an increase of 28.5%, and gallons sold increased 4.4% to 1,016,942. Inside sales (grocery & other merchandise and prepared food & fountain) increased 8.4% to $918,807.

Cost of goods sold as a percentage of net sales was 83.7% for fiscal 2005 compared with 82% for the prior year. The increase was caused by a decrease in the gas margin to 5.8% in fiscal 2005 from 6.8% in fiscal 2004 due to the higher cost of gasoline. The grocery & other merchandise margin remained nearly constant at 30.9% in fiscal 2005 while the prepared food & fountain margin decreased to 60.3% from 60.7%, primarily due to the high cost of cheese during much of the year.

Operating expenses increased 7.6% in fiscal 2005, driven by an increase in bank fees resulting from customers' greater use of credit cards and higher retail gasoline prices and an increase in the number of Corporate Stores. Higher gasoline prices decreased the operating expense ratio to 11.7% of net sales in fiscal 2005 from 13.1% in the prior year.

Depreciation and amortization expense increased 7.8% to $52,123 in fiscal 2005 from $48,357 in fiscal 2004. The increase was due to an increase in capital expenditures in fiscal 2005.

The effective tax rate increased 4.2% to 35.3% in fiscal 2005 from 31.1% in fiscal 2004. The provision for income taxes for fiscal 2004 included one-time tax benefits of approximately $2,500. Included in the one-time benefit were approximately $200 of legislative tax changes, $1,100 in adjustment of prior estimated federal and state credits to actual, $500 of available credits and state tax benefits previously not taken, and $700 due to the resolution of tax exposure items.

Net earnings from continuing operations increased to $42,532 in fiscal 2005 from $37,897 in fiscal 2004. The increase was due primarily to the increase in the gross profit margin per gallon of gasoline sold (to 10.65¢) from the prior year (10.10¢).

Discontinued operations for fiscal 2005 resulted in a loss of $5,779 (net of $3,154 income tax benefit) compared to a loss of $1,431 (net of $647 income tax benefit) for fiscal 2004. The stores included in discontinued operations had total revenues of $41,817 and $39,980 and pretax operating losses of $2,103 and $2,078 for fiscal 2005 and 2004, respectively. Included in the loss on discontinued operations were losses on disposal of $6,830 (net of $2,412 tax benefit) for the year ended April 30, 2005. No losses were recorded on disposal for the year ended April 30, 2004. The losses on disposal for the year ended April 30, 2005 included write-downs of stores to net realizable value as well as gains and losses on sales of stores.

Fiscal 2004 Compared with Fiscal 2003

Net sales for fiscal 2004 increased 10% to $2,328,940, primarily due to an 8.2% increase in gas prices and the net addition of 32 Corporate Stores. Retail gasoline sales for the fiscal year were $1,455,973, an increase of 15%, and gallons sold increased 6.3% to 974,535. Inside sales (grocery & other merchandise and prepared food & fountain) increased 4.8% to $847,848.

Cost of goods sold as a percentage of net sales was 82% for fiscal 2004 compared with 80.7% for the prior year. The increase was caused by a decrease in the gas margin to 6.8% in fiscal 2004 from 8% in fiscal 2003 due to the higher cost of gasoline. The grocery and other merchandise margin decreased to 31.2% in fiscal 2004 from 31.7% in fiscal 2003, and the prepared food & fountain margin increased to 60.7% from 59.5%.

Operating expenses increased 7.1% in fiscal 2004, driven by an increase in the Company's self-insurance reserves, an increase in bank fees resulting from customers' greater use of credit cards and higher retail gasoline prices, and an increase in the number of Corporate Stores. The $3,398 increase in insurance reserves resulted from an independent actuarial review performed primarily in response to the magnitude of the insurance reserves and recent changes in retention. Higher gasoline prices decreased the operating expense ratio to 13.1% of net sales in fiscal 2004 from 13.5% in the prior year.

Depreciation and amortization expense increased 4.8% to $48,357 in fiscal 2004 from $46,132 in fiscal 2003. The increase was due to capital expenditures made in fiscal 2004.

The effective tax rate decreased 6.1% to 31.1% in 2004 from 37.2% in 2003. The provision for income taxes for fiscal 2004 reflected one-time tax benefits of approximately $2,500. Included in the one-time benefits were approximately $200 of legislative tax changes, $1,100 in adjustment of prior estimated federal and state credits to actual, $500 of available credits and state tax benefits previously not taken, and $700 due to the resolution of tax exposure items. These one-time benefits reduced the effective tax rate by 4.7%.

Net earnings from continuing operations decreased to $37,897 in fiscal 2004 from $41,012 in fiscal 2003. The decrease was primarily the result of lower gasoline margins caused by rising wholesale costs of gasoline over the third and fourth quarters and margin compression in the cigarette category due to reductions in retail display allowances throughout the year.

Discontinued operations for fiscal 2004 resulted in a loss of $1,431 (net of $647 income tax benefit) compared with a loss of $1,206 (net of $714 income tax benefit) for fiscal 2003. The stores included in discontinued operations had total revenues of $39,980 and $39,941 and pretax operating losses of $2,078 and $1,920 for fiscal 2004 and 2003, respectively.

COMPANY NET SALES AND GROSS PROFITS

	Years ended April 30,		
	2005	2004	2003
Net sales (1)			
Gasoline	$ 1,870,791	$ 1,455,973	$ 1,266,507
Grocery & other merchandise	714,012	665,851	642,224
Prepared food & fountain	204,795	181,997	166,628
Other	19,822	25,119	41,934
	$ 2,809,420	$ 2,328,940	$ 2,117,293
Gross profits (2)			
Gasoline	$ 108,317	$ 98,464	$ 100,906
Grocery & other merchandise	220,922	207,684	203,575
Prepared food & fountain	123,578	110,515	99,152
Other	4,023	3,470	4,273
	$ 456,840	$ 420,133	$ 407,906

SAME-STORE COMPARISONS (3)

	Years ended April 30,		
	2005	2004	2003
Corporate Stores			
Average retail sales	$ 2,130	$ 1,788	$ 1,659
Average retail inside sales	701	659	648
Average gross profit on inside items	258	244	239
Average retail sales of gasoline	1,429	1,129	1,011
Average gross profit on gasoline (4)	82	75	74
Average operating income (5)	88	81	82
Average number of gallons sold	777	756	732
Franchise Stores			
Average franchise revenue (6)	$ 35	$ 34	$ 34

(1) Net sales exclude franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

(2) Gross profits represent net sales less cost of goods sold. Gross profit is given before charge for depreciation and amortization.

(3) Same-store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(4) Retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be adversely affected by factors beyond the control of the Company, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on the Company's earnings.

(5) Average operating income represents retail sales less cost of goods sold, including cost of merchandise, financing costs, and operating expenses attributable to a particular store; it excludes federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(6) Average franchise revenue includes a royalty fee equal to 3% of gross receipts derived from store sales of nongasoline items, a royalty fee of $0.018 per gallon on gasoline sales, and sign and façade rental fees.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the FIFO method for warehouse inventories and the retail inventory method (RIM) for store inventories. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

During fiscal 2004, the Company implemented a change in accounting principle from valuing retail gasoline inventories at the lower of cost or market using the LIFO method to using the FIFO method. See Note 1 to the Consolidated Financial Statements included herein.

Long-lived Assets

The Company periodically monitors under-performing stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from professional appraisals, offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred a $1,775 impairment charge in addition to the loss on discontinued operations in fiscal 2005.

Self-insurance

The Company is primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. In fiscal 2005, the Company increased the self-insurance reserve by $2,118.

Liquidity and Capital Resources

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2005, the Company's ratio of current assets to current liabilities was .84 to 1, primarily due to a large increase in accounts payable caused by higher priced gasoline. The ratio at April 30, 2004 and at April 30, 2003 was 1.01 to 1. Management believes that the Company's current $35,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased $34,282 (35%) in the year ended April 30, 2005, primarily because of decreases in inventories and in income taxes receivable, a loss on the sale of property and equipment, and the net addition of 17 Corporate Stores. Cash used in investing in the year ended April 30, 2005 rose $23,288 due to an increase in the purchase of property and equipment. Cash used in financing was up $13,173, primarily because of larger long-term debt payments and a dividend increase.

Capital expenditures represent the single largest use of Company funds. Management believes that by reinvesting in Corporate Stores, the Company will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2005, the Company expended $95,447 for property and equipment, primarily for the construction, acquisition, and remodeling of Corporate Stores, compared with $72,597 in the prior year. In fiscal 2006, the Company anticipates expending approximately $95,000, primarily from existing cash and funds generated by operations, for construction, acquisition, and remodeling of Corporate Stores.

As of April 30, 2005, the Company had long-term debt of $123,064 consisting of $30,000 in principal amount of 7.38% senior notes; $32,000 in principal amount of senior notes, series A through series F, with interest rates ranging from 6.18% to 7.23%; $57,142 in principal amount of 7.89% senior notes, series A; $1,958 of mortgage notes payable; and $1,964 of capital lease obligations.

Interest on the 7.38% senior notes is payable on the 28th day of each June and December. Principal of the 7.38% senior notes matures in 21 semi-annual installments beginning December 28, 2010 with the remaining principal payable December 28, 2020 at the rate of 7.38% per annum. The Company may prepay the 7.38% notes in whole or in part at any time in an amount of not less than $1,000 or in integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% notes.

Interest on the 6.18% to 7.23% senior notes series A through series F is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% senior notes series A through series F matures in various installments beginning April 23, 2004. The Company may prepay the 6.18% to 7.23% senior notes series A through series F in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes series A through series F.

Interest on the 7.89% series A senior notes is payable semi-annually the 15th day of May and November in each year commencing November 15, 2000. The 7.89% senior notes mature May 15, 2010 with prepayments of principal commencing on May 15, 2004 and each May 15 thereafter to and including May 15, 2009. The remaining principal is payable at maturity on May 15, 2010. The Company may at any time prepay the 7.89% senior notes in whole or in part in an amount not less than $2,000 at a redemption price calculated in accordance with the Note Purchase Agreement dated May 1, 2000 between the Company and the purchasers of the 7.89% senior notes.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, a mortgage note and through funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of Corporate Stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. Such capital needs are not expected to adversely affect liquidity.

The table below presents significant contractual obligations, including interest, of the Company at April 30, 2005:

	2006	2007	2008	2009
Senior notes	$25,049	$23,887	$23,725	$22,495
Mortgage notes	12,454	653	890	470
Capital lease obligations	651	642	635	605
Operating leases	305	241	144	71
	$38,459	$25,423	$25,394	$23,641

	2010	Thereafter	Total
Senior notes	$17,265	$78,366	$190,787
Mortgage notes	120	0	14,587
Capital lease obligations	251	0	2,784
Operating leases	60	177	998
	$17,696	$78,543	$209,156

At April 30, 2005, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $7,500 were issued and outstanding at April 30, 2005 on the insurance company's behalf. The Company renews the letters of credit on an annual basis.

Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent the Company's expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words believe, expect, anticipate, intend, estimate, project and similar expressions are intended to identify forward-looking statements. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

Investors are cautioned not to place undue reliance on such forward-looking statements because they speak only of the Company's views as of the statement dates. Although the Company has attempted to list the important factors that presently affect the Company's business and operating results, the Company further cautions investors that other factors may in the future prove to be important in affecting the Company's results of operations. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

The Company's business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in Corporate Stores. Many of the food (including prepared foods) and nonfood items similar or identical to those sold by the Company are generally available from a variety of competitors in the communities served by Corporate Stores, and the Company competes with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of such nongasoline items (particularly prepared food items) have contributed substantially

to the Company's gross profit from retail sales in recent years. Gasoline sales are also intensely competitive. The Company competes for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several non-traditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply then does the Company or the firms that supply its stores. Some of the Company's competitors have greater financial, marketing, and other resources than the Company, and, as a result, may be able to respond better to changes in the economy and new opportunities within the industry.

Gasoline Operations

Gasoline sales are an important part of the Company's revenue and earnings, and retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be affected adversely by factors beyond the control of the Company, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and Venezuela. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on the Company's operating results and financial conditions. These factors could materially affect the Company's gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at Corporate Stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by Corporate Stores could have a material adverse effect on the Company's earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years the Company's suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet the Company's needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution to the Company. Any substantial curtailment in gasoline supplied to the Company would reduce its gasoline sales. Further, management believes that a significant amount of the Company's business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact upon the Company's earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of the Company's revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by Corporate Stores. The Company attempts to pass price increases on to its customers, but competitive pressures in specific markets may prevent it from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by Corporate Stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which the Company does business have adopted laws and regulations relating to underground storage tanks used for petroleum products. Substantial costs have been incurred by the Company in the past to comply with such laws and regulations, and additional substantial costs may be necessary in the future. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although the Company regularly accrues expenses for the estimated costs related to its future corrective action or remediation efforts, there can be no assurance that such accrued amounts will be sufficient to pay such costs or that the Company has identified all environmental liabilities at all of its current store locations. In addition, there can be no assurance that the Company will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that the Company may acquire in the future, that the Company will not be subject to any claims for reimbursement of funds disbursed to the Company under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.

Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May–October) and weakest during its third and fourth fiscal quarters (November–April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter however, may adversely reduce sales at affected Corporate Stores and may have an adverse impact on the Company's earnings for that period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio and long-term debt obligations. The Company places its investments with high-quality credit issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company's first priority is to reduce the risk of principal loss. Consequently, the Company seeks to preserve its invested funds by limiting default risk, market risk, and reinvestment risk. The Company mitigates default risk by investing in only high quality credit securities that it believes to be low risk and by positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The Company believes an immediate 100 basis point move in interest rates affecting the Company's floating and fixed rate financial instruments as of April 30, 2005 would have no material effect on pretax earnings.

The Company uses a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost. The Company is at risk for possible changes in the market value for these derivative instruments. It is anticipated that such risk would be mitigated by price changes in the underlying hedged items. Market risks associated with all of the Company's derivative contracts are reviewed regularly by management. See Note 1 to the Consolidated Financial Statements included herein for additional information concerning the Company's use of derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2005 and 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2005 in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, the accompanying consolidated statements of income shareholders' equity, and cash flows for the year ended April 30, 2003 have been restated for the change in inventory costing method for gasoline from last-in-first-out (LIFO) to first-in-first-out (FIFO) during 2004.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2005, expressed an unqualified opinion on management's assessment of, and effective operation of, internal control over financial reporting.

/s/KPMG LLP
Des Moines, Iowa
June 30, 2005

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Casey's General Stores, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Casey's General Stores, Inc. and subsidiaries maintained effective internal control over financial reporting as of April 30, 2005 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained in all material respects effective internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2005 and 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2005, and our report dated June 30, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Des Moines, Iowa
June 30, 2005

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	April 30, 2005	April 30, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 49,051	$ 45,887
Receivables	7,481	5,751
Inventories (Note 1)	75,392	77,895
Prepaid expenses (Note 5)	4,579	6,392
Income taxes receivable	5,927	10,882
Total current assets	142,430	146,807
Other assets, net of amortization	5,567	1,154
Property and equipment, at cost		
Land	196,840	180,040
Buildings and leasehold improvements	429,056	409,320
Machinery and equipment	537,026	498,152
Leasehold interest in property and equipment (Note 6)	7,187	9,082
	1,170,109	1,096,594
Less accumulated depreciation and amortization	447,197	409,969
Net property and equipment	722,912	686,625
Total assets	$ 870,909	$ 834,586
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt (Note 2)	$ 27,636	$ 28,345
Accounts payable	100,640	83,388
Accrued expenses		
Property taxes	10,483	8,591
Other (Note 9)	31,368	25,516
Total current liabilities	170,127	145,840
Long-term debt, net of current maturities (Note 2)	123,064	144,158
Deferred income taxes (Note 5)	102,039	99,159
Deferred compensation (Note 7)	6,542	5,635
Total liabilities	401,772	394,792
Shareholders' equity (Note 3)		
Preferred stock, no par value, none issued	---------	----------
Common stock, no par value, 50,189,812 and 50,015,862 shares issued and outstanding at April 30, 2005 and 2004, respectively	46,516	44,155
Retained earnings	422,621	395,639
Total shareholders' equity	469,137	439,794
Total liabilities and shareholders' equity	$ 870,909	$ 834,586

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Years ended April 30,		
	2005	2004	2003
Net sales	$ 2,809,420	$ 2,328,940	$ 2,117,293
Franchise revenue	1,065	1,669	2,451
	2,810,485	2,330,609	2,119,744
Cost of goods sold	2,352,580	1,908,807	1,709,387
Operating expenses	329,296	306,052	285,889
Depreciation and amortization	52,123	48,357	46,132
Interest, net (Note 2)	10,739	12,398	13,030
	2,744,738	2,275,614	2,054,438
Earnings from continuing operations before income taxes	65,747	54,995	65,306
Federal and state income taxes	23,215	17,098	24,294
Net earnings from continuing operations	42,532	37,897	41,012
Loss on discontinued operations, net of tax benefit of $3,154, $647 and $714	5,779	1,431	1,206
Net earnings	$ 36,753	$ 36,466	$ 39,806
Basic			
Earnings from continuing operations	$ 0.85	$ 0.76	$ 0.83
Loss on discontinued operations, net of tax benefit	0.12	0.03	0.03
Net earnings per common share	$ 0.73	$ 0.73	$ 0.80
Diluted			
Earnings form continuing operations	$ 0.85	$ 0.76	$ 0.82
Loss on discontinued operations, net of tax benefit	0.12	0.03	0.02
Net earnings per common share	$ 0.73	$ 0.73	$ 0.80

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 2002	$ 39,562	$ 330,809	$ 370,371
Net earnings	-----------	39,806	39,806
Payment of dividends	-----------	(4,963)	(4,963)
Proceeds from exercise of stock options (45,300 shares)	346	-----------	346
Tax benefits related to nonqualified stock options (Note 3)	100	-----------	100
Balance at April 30, 2003	$ 40,008	$ 365,652	$ 405,660
Net earnings	-----------	36,466	36,466
Payment of dividends	-----------	(6,479)	(6,479)
Proceeds from exercise of stock options (346,750 shares)	3,643	-----------	3,643
Tax benefits related to nonqualified stock options (Note 3)	504	-----------	504
Balance at April 30, 2004	$ 44,155	$ 395,639	$ 439,794
Net earnings	-----------	36,753	36,753
Payment of dividends	-----------	(9,771)	(9,771)
Proceeds from exercise of stock options (173,950 shares)	1,893	-----------	1,893
Tax benefits related to nonqualified stock options (Note 3)	468	-----------	468
Balance at April 30, 2005	$ 46,516	$ 422,621	$ 469,137

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended April 30,		
	2005	2004	2003
Cash flows from operations			
Net earnings	$ 36,753	$ 36,466	$ 39,806
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	53,182	49,506	47,299
Loss on sale of property and equipment	9,871	1,447	1,628
Deferred income taxes	2,880	12,288	11,085
Changes in assets and liabilities			
Receivables	(1,730)	(9)	(615)
Inventories	2,503	(12,636)	(2,941)
Prepaid expenses	1,813	(1,802)	(774)
Accounts payable	17,252	18,508	(5,032)
Accrued expenses	7,744	1,546	5,323
Income taxes receivable	5,423	(8,217)	6,493
Other, net	(3,507)	805	286
Net cash provided by operations	132,184	97,902	102,558
Cash flows from investing			
Purchase of property and equipment	(95,447)	(72,597)	(62,736)
Proceeds from sales of property and equipment	3,304	3,742	1,356
Maturities of investments	---------	---------	10
Net cash used in investing activities	(92,143)	(68,855)	(61,370)
Cash flows from financing			
Payments of long-term debt	(28,999)	(20,868)	(9,698)
Net activity of short-term debt	---------	----------	(5,275)
Proceeds from exercise of stock options	1,893	3,643	346
Payments of cash dividends	(9,771)	(6,479)	(4,963)
Net cash used in financing activities	(36,877)	(23,704)	(19,590)
Net increase in cash and cash equivalents	3,164	5,343	21,598
Cash and cash equivalents at beginning of year	45,887	40,544	18,946
Cash and cash equivalents at end of year	$ 49,051	$ 45,887	$ 40,544

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

	2005	2004	2003
Cash paid during the year for			
Interest (net of amount capitalized)	$ 11,811	$ 12,904	$ 13,331
Income taxes	11,303	14,158	6,752
Noncash investing and financing activities			
Property and equipment acquired through installment purchases or capitalized leases	7,197	11,080	8,545
Increase in common stock and increase in income taxes receivable due to tax benefits related to nonqualified stock options (Note 3)	468	504	100

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company) operate 1,364 convenience stores in 9 Midwest states. At April 30, 2005, the Company owned or leased 1,339 of these stores and 25 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2005 were distributed as follows: 67% gasoline, 26% grocery & other merchandise, and 7% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds, municipal bonds, corporate bonds, and a treasury note. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method (RIM). Cost is determined using the first-in, first-out (FIFO) method for gasoline and the last-in, first-out (LIFO) method for merchandise. Below is a summary of the inventory values at April 30, 2005 and 2004:

	Fiscal 2005	Fiscal 2004
Gasoline	$ 27,823	$ 25,447
Merchandise	64,198	67,023
Merchandise LIFO reserve	(16,629)	(14,575)
Total inventory	$ 75,392	$ 77,895

During fiscal 2004, the Company implemented a change in accounting principle from valuing retail gasoline inventories at the lower of cost or market using the LIFO method to using the FIFO method. This change was adopted because the FIFO method better measures the current value of gasoline inventory, provides a more accurate reflection of the Company's financial position, and more closely matches the actual costs and revenues associated with the sale of gasoline. The April 30, 2003 Consolidated Statement of Operations and Consolidated Statement of Cash Flows have been restated to apply the new method retroactively.

The effect of the accounting change on the net income previously reported for the year ended April 30, 2003 is presented in the following table.

		April 30, 2003	
		Previously reported	Restated for LIFO to FIFO
Net income	$	39,536	39,806
Earnings per common share			
Basic	$	0.80	0.80
Diluted	$	0.80	0.80
Weighted average shares outstanding			
Basic		49,642,966	
Diluted		49,719,901	

<u>Goodwill</u> The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective May 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized to earnings but be tested for impairment at least annually. As of April 30, 2005, there was $4,184 of goodwill included in other assets. There was no evidence of impairment after the test was completed at the fiscal year-end.

<u>Store Closings and Asset Impairment</u> The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. The results of operations of certain stores are presented as discontinued operations in the accompanying consolidated statements of earnings in accordance with the provisions of SFAS No. 144, *Accounting of the Impairment or Disposal of Long-Lived Assets*. Any such store is presented in discontinued operations beginning in the quarter in which management commits to a plan to close the store and actively markets the store. Operating results of discontinued operations include related writedowns of stores to estimated net realizable value. The Company does not allocate interest expense to discontinued operations. Included in the loss on discontinued operations were losses on disposal of $6,830 (net of $2,412 tax benefit) for the year ended April 30, 2005. No losses on disposal were recorded for the years ended April 30, 2004 and 2003. Assets held for sale at April 30, 2005 and 2004 were $13,723 and $3,404, respectively, and are included in net property and equipment.

The Company periodically monitors underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from professional appraisals, offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $1,775 in addition to the loss on discontinued operations in fiscal 2005. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes Excise taxes approximating $365,000, $345,000, and $328,000 collected from customers on retail gasoline sales are included in net sales for 2005, 2004, and 2003, respectively.

Income taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, and prepared food & fountain at the time of sale to the customer. Wholesale sales to franchisees are recognized at the time of delivery to the franchise location. Franchise fees, license fees to franchisees, and rent for franchise façades are recognized monthly when billed to the franchisees. Other maintenance services and transportation charges are recognized at the time the service is provided.

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Discontinued operations Sales from discontinued operations were $41,817, $39,980, and $39,941 for the years ended April 30, 2005, 2004, and 2003, respectively. Losses from discontinued operations were $5,779 for the year ended April 30, 2005, including a $6,830 pretax loss on disposal. Losses from discontinued operations were $1,431 and $1,206 for the years ended April 30, 2004 and 2003, respectively. Losses from discontinued operations were net of tax benefits of $3,154, $647, and $714 for the years ended April 30, 2005, 2004, and 2003, respectively.

The Company's consolidated balance sheet as of April 30, 2005 included $13,723 in net property and equipment classified as assets held for sale; there were no related liabilities pertaining to discontinued operations. The Company's consolidated balance sheet as of April 30, 2004 included $3,404 in net property and equipment and no related liabilities pertaining to discontinued operations.

Earnings per common share Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options outstanding as potential common shares.

Environmental remediation liabilities The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, *Environmental Remediation Liabilities*. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, *Accounting for Contingencies*, are met.

Derivative instruments The Company uses a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost. The Company is at risk for possible changes in the market value for these derivative instruments. It is anticipated that such risk would be mitigated by price changes in the underlying hedged items. Market risks associated with all of the Company's derivative contracts are reviewed regularly by management.

At April 30, 2005, the Company had accumulated net hedging losses before income taxes of $929 on closed options and futures contracts; it had net hedging gains before income taxes of $281 for the year ended April 30, 2004. The amounts represented the fair value of the contracts as determined using various indices and dealer quotes. These derivative contracts were not linked to specific assets or liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and therefore did not qualify for hedge accounting. The contracts were carried at fair value with any changes in fair value recorded as part of cost of goods sold in the income statement. At April 30, 2005, there were no open options or futures contracts.

Stock-based compensation The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options issued at fair market value on the date of grant. The Company has elected the pro forma disclosure option of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts shown in the following table:

	Years ended April 30,		
	2005	2004	2003
Net income as reported	$ 36,753	$ 36,466	$ 39,806
Deducted amount			
Total stock-based employee compensation expense determined by fair-value method for awards, net of related tax effects	302	204	24
Pro forma net income	$ 36,451	$ 36,262	$ 39,782
Basic earnings per common share			
As reported	$ 0.73	$ 0.73	$ 0.80
Pro forma	$ 0.73	$ 0.73	$ 0.80
Diluted earnings per common share			
As reported	$ 0.73	$ 0.73	$ 0.80
Pro forma	$ 0.72	$ 0.72	$ 0.80

The weighted average fair value of the stock options granted during 2005, 2004, and 2003 was $4.36, $3.96, and $2.90 per share, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2005—expected dividend yield of 0.95%, risk-free interest rate of 3.75%, estimated volatility of 24%, and an expected life of 5.8 years; 2004—expected dividend yield of 0.89%, risk-free interest rate of 3.9%, estimated volatility of 24%, and an expected life of 5.8 years; 2003—expected dividend yield of 0.97%, risk-free interest rate of 1.7%, estimated volatility of 24%, and an expected life of 5.8 years.

Recent Accounting Pronouncements In November 2004, the FASB issued SFAS No. 151, *Inventory Costs.* SFAS No. 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs, and amounts of excess spoilage require treatment as current-period charges rather than as a portion of the inventory cost. SFAS No. 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. The Company is currently assessing the requirements of the standard, which it will adopt effective May 1, 2006, but it does not believe that its adoption will have a material impact, if any, on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* This statement amends the guidance in Accounting Principles Board (APB) Opinion No. 29, *Accounting for Nonmonetary Transactions,* which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. The adoption of SFAS 153 is not expected to have a material effect on the consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123 (Revised 2004), *Share-Based Payment.* SFAS No. 123R is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. While the Company cannot precisely determine the impact on net earnings as a result of the adoption of SFAS No. 123R, estimated compensation expense related to prior periods can be found in Note 1 of the Consolidated Financial Statements. The ultimate amount of increased compensation expense will depend on, among other factors, whether the Company adopts SFAS 123R using the modified prospective or retrospective method; the number, timing, and vesting period of option shares granted during the year; and the method used to calculate the fair value of the awards.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.* This interpretation clarifies that the term *conditional asset retirement obligation* as used in FASB Statement No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement, which may be conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development—or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement should be factored into the measurement of the liability when sufficient information exists. Statement No. 143 acknowledges that in some cases, sufficient information may not be available to make a reasonable estimate of fair value of an asset retirement obligation and clarifies when an entity would have sufficient information to do so.

Currently the Company recognizes a retirement obligation for underground storage tanks that the Company knows will be removed in the future such as when a store replacement or closing has been planned. All remaining underground storage tanks were considered to have indeterminable lives when the Company adopted SFAS No. 143. The Company will adopt FASB Interpretation No. 47 in fiscal 2006 and thereafter will record an estimated liability for the future cost to remove an underground storage tank in accordance with the provisions of SFAS No. 143 and will recognize the cost over the tank's estimated useful life.

A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset will be recorded at the time an underground storage tank is installed or obtained through the purchase of an existing location. The Company will amortize the amount added to property and equipment and recognize accretion expense for the discounted liability over the estimated remaining life of the tank. The adoption of FASB Interpretation No. 47 is not expected to have a material effect on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

Reclassifications Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $157,000 and $210,000, respectively, at April 30, 2005 and 2004.

Interest expense is net of interest income of $649, $437, and $238 for the years ended April 30, 2005, 2004, and 2003, respectively. Interest expense in the amount of $323, $398, and $236 was capitalized during the years ended April 30, 2005, 2004, and 2003, respectively.

The table below delineates the Company's long-term debt at carrying value.

April 30,	2005	2004
Capitalized lease obligations discounted at 4.75% to 10% due in various monthly installments through 2009 (Note 6)	$ 2,503	$ 405
Mortgage notes payable due in various installments through 2009 with interest at 6% to 7%	13,626	14,848
7.70% senior notes due in 40 quarterly installments beginning in March 1995	-----	2,250
7.38% senior notes due in 21 semi-annual installments beginning in December 2010	30,000	30,000
Senior notes due in various installments from 2004 through 2019 with interest at 6.18% to 7.23%	36,000	45,000
7.89% senior notes due in 7 annual installments beginning in May 2004	68,571	80,000
	150,700	172,503
Less current maturities	27,636	28,345
	$ 123,064	$ 144,158

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $1,517 at April 30, 2004 that was paid in full during the year ended April 30, 2005.

Various debt agreements contain certain operating and financial covenants. At April 30, 2005, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2005 and thereafter:

Years ended April 30,	
2006	$ 27,636
2007	16,553
2008	17,841
2009	17,448
2010	12,794
Thereafter	58,428
	$ 150,700

3. PREFERRED AND COMMON STOCK

Preferred stock The Company has 1,000,000 authorized shares of preferred stock, none of which has been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock. Dividends paid totaled $0.195, $0.13, and $0.10 per share for the years ended April 30, 2005, 2004, and 2003 respectively. Historically, the Company recorded dividends at the time of payment, which typically follows by several weeks the date on which dividends are declared. On May 1, 2004, the Company began recording dividends as of the date of declaration. As a result, the Company's records show two quarterly dividends paid in the first quarter of fiscal 2005, the first of which ($0.035) was for the fourth quarter of fiscal 2004 and the second of which ($0.04) was for the first quarter of fiscal 2005.

Common share purchase rights On June 14, 1989, the Board of Directors adopted the Shareholder Rights Plan, providing for the distribution of one common share purchase right for each share of common stock outstanding. The rights generally become exercisable 10 days following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of June 14, 2009 or redemption by the Company. Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the amended Rights Agreement between the Company and UMB Bank, n.a., which serves as Rights Agent.

Stock option plans Under the Company's stock option plans, options may be granted to non-employee directors, certain officers, and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 888,664 shares were available for grant at April 30, 2005, and options for 908,400 shares (which expire between 2005 and 2014) were outstanding.

Stock option activity during the periods indicated were as follows:

	Number of shares	Weighted average exercise price
Balance at April 30, 2002	1,173,650	$ 11.61
Granted	13,000	12.58
Exercised	(45,300)	7.64
Forfeited	(22,500)	12.77
Balance at April 30, 2003	1,118,850	$ 11.76
Granted	320,000	14.02
Exercised	(346,750)	6.72
Forfeited	(12,750)	13.20
Balance at April 30, 2004	1,079,350	$ 12.80
Granted	14,000	15.80
Exercised	(173,950)	10.89
Forfeited	(11,000)	14.08
Balance at April 30, 2005	**908,400**	**$ 13.20**

At April 30, 2005, the range of exercise prices was $9.44–$15.80 and the weighted average remaining contractual life of outstanding options was 5.55 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2005 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 9.44	6,000	$ 9.44	2.00
10.25–10.69	35,350	10.32	.38
11.20–13.07	349,550	11.68	4.68
14.08–15.80	517,500	14.46	6.54
	908,400		

4. EARNINGS PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

	2005	2004	2003
Basic			
Earnings from continuing operations	$ 42,532	$ 37,897	$ 41,012
Loss on discontinued operations	5,779	1,431	1,206
Net earnings	$ 36,753	$ 36,466	$ 39,806
Weighted average shares outstanding—basic	50,114,695	49,875,620	49,642,966
Earnings per common share from continuing operations	$ .85	$ .76	$ .83
Loss per common share on discontinued operations	.12	.03	.03
Basic earnings per common share	$ .73	$ .73	$ .80
Diluted			
Earnings from continuing operations	$ 42,532	$ 37,897	$ 41,012
Loss on discontinued operations	5,779	1,431	1,206
Net earnings	$ 36,753	$ 36,466	$ 39,806
Weighted average shares outstanding—basic	50,114,695	49,875,620	49,642,966
Plus effect of stock options	169,488	165,505	76,935
Weighted average shares outstanding—diluted	50,284,183	50,041,125	49,719,901
Earnings per common share from continuing operations	$ .85	$ .76	$ .82
Loss per common share on discontinued operations	.12	.03	.02
Diluted earnings per common share	$ .73	$ .73	$ .80

5. INCOME TAXES

Income tax expense attributable to earnings from continuing operations consisted of the following components:

	Years ended April 30,		
	2005	2004	2003
Current tax expense			
Federal	$ 14,918	$ 6,025	$ 12,687
State	986	800	1,516
	15,904	6,825	14,203
Deferred tax expense	7,311	10,273	10,091
Total income tax provision	$ 23,215	$ 17,098	$ 24,294

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	Years ended April 30,		
	2005	2004	2003
Deferred tax assets			
Accrued liabilities	$ 5,047	$ 5,465	$ 3,686
Deferred compensation	2,551	2,027	1,736
Other	351	687	656
Total gross deferred tax assets	7,949	8,179	6,078
Deferred tax liabilities			
Excess of tax over book depreciation	(104,754)	(100,899)	(86,921)
Other	(1,614)	(974)	(2,342)
Total gross deferred tax liabilities	(106,368)	(101,873)	(89,263)
Net deferred tax liability	$ (98,419)	$ (93,694)	$ (83,185)

The deferred tax assets of $3,620 and $5,465 relating to accrued liabilities are current assets and are included with prepaid expenses as of April 30, 2005 and April 30, 2004, respectively. Management believes future operations will generate sufficient taxable income to realize the deferred tax assets.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,		
	2005	2004	2003
Income taxes at the statutory rates	35.0%	35.0%	35.0%
Resolution of tax exposure	------	-1.3	------
Previously unrecorded tax benefits	------	-3.4	------
Federal tax credits	-1.3	-1.2	-1.2
State income taxes, net of federal tax benefit	1.4	1.8	2.7
Other	0.2	0.2	0.7
	35.3%	31.1%	37.2%

6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

	Asset balances at April 30,	
	2005	2004
Real estate	$ 4,293	$ 5,620
Equipment	2,894	3,462
	7,187	9,082
Less accumulated amortization	6,296	8,058
	$ 891	$ 1,024

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2005:

Years ended April 30,	Capital leases	Operating leases
2006	$ 651	$ 305
2007	642	241
2008	635	144
2009	605	71
2010	251	60
Thereafter	----	177
Total minimum lease payments	2,784	$ 998
Less amount representing interest	281	
Present value of net minimum lease payments	$ 2,503	

The total rent expense under operating leases was $598 in 2005, $767 in 2004, and $905 in 2003.

7. BENEFIT PLANS

401(k) plan Effective April 30, 2003, the Company merged its former employee stock ownership plan with its defined contribution 401(k) plan (Plan). The Plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Expense for the Plan was approximately $2,149, $2,038, and $2,024 for the years ended April 30, 2005, 2004, and 2003, respectively.

On April 30, 2005, the Company had 5,887 full-time employees and 8,553 part-time employees; approximately 4,900 were participants in the Plan. As of that same date, 2,474,484 shares of common stock were held by the trustee of the Plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 3 of its executive officers, 1 of whom retired April 30, 2003. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse until the spouse's death or 20 years from the date of the officer's retirement, whichever comes first. The Company is accruing the deferred compensation over the expected term of employment. The amount expensed in fiscal 2005, 2004, and 2003 was $570, $746, and $72 respectively.

8. COMMITMENTS

The Company has entered into employment agreements with 2 of its executive officers. The agreements provide that the 2 officers will receive aggregate base compensation of $985 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers. The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

The Company has entered into a Design-Build Agreement with Ball Construction Services, LLC of West Des Moines, Iowa for the construction of improvements to the Company's headquarters facilities in Ankeny, Iowa, including the addition of 98,000 square feet to the Distribution Center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements. The work is being performed on a cost-plus basis, with a guaranteed maximum price (GMP) of $12,085. Modifications to which the Company and Ball Construction may subsequently agree, adverse subsurface conditions that may be encountered, and other contingencies may cause the total cost to exceed the GMP. The project is expected to be complete in the spring of 2006. Progress payments will be made as the work develops. The Company expects to finance the cost of the project from current earnings and debt financing, if necessary. The Company has made application to the State of Iowa for an economic development grant of $100 in connection with the project.

9. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2005 and 2004 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

Other At April 30, 2005, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $7,500 were issued and outstanding at April 30, 2005 on the insurance company's behalf. The Company also has investments of approximately $1,600 in escrow as required by 1 state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2005 and 2004, the Company had $14,500 and $12,400, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10. QUARTERLY FINANCIAL DATA (Dollars in thousands, except share amounts)
(Unaudited)

		Year ended April 30, 2005				
		Q1	Q2	Q3	Q4	Year Total
Net sales						
Gasoline	$	473,037	462,671	434,792	500,292	1,870,792
Grocery & other merchandise		192,690	184,817	164,143	172,363	714,013
Prepared food & fountain		51,569	53,141	49,028	51,058	204,796
Other		5,684	5,418	4,513	4,204	19,819
	$	722,980	706,047	652,476	727,917	2,809,420
Gross profit*						
Gasoline	$	30,614	24,845	25,451	27,407	108,317
Grocery & other merchandise		60,482	57,254	51,513	51,673	220,922
Prepared food & fountain		30,299	32,149	30,001	31,129	123,578
Other		834	708	1,156	1,325	4,023
	$	122,229	114,956	108,121	111,534	456,840
Net earnings from continuing operations	$	16,222	11,339	7,387	7,584	42,532
Loss on discontinued operations, net of tax benefit		283	333	4,922	241	5,779
Net earnings	$	15,939	11,006	2,465	7,343	36,753
Basic						
Earnings from continuing operations	$	0.32	0.23	0.15	0.15	0.85
Loss on discontinued operations		0.00	0.01	0.10	0.00	0.12
Net earnings per common share	$	0.32	0.22	0.05	0.15	0.73
Diluted						
Earnings from continuing operations	$	0.32	0.23	0.15	0.15	0.85
Loss on discontinued operations		0.00	0.01	0.10	0.00	0.12
Net earnings per common share	$	0.32	0.22	0.05	0.15	0.73

		Year ended April 30, 2004				
		Q1	Q2	Q3	Q4	Year Total
Net sales						
Gasoline	$	360,657	374,319	337,435	383,562	1,455,973
Grocery & other merchandise		184,207	172,753	150,049	158,843	665,852
Prepared food & fountain		46,771	46,764	43,324	45,138	181,997
Other		7,402	6,745	5,499	5,472	25,118
	$	599,037	600,581	536,307	593,015	2,328,940
Gross profit*						
Gasoline	$	25,160	29,544	21,443	22,316	98,463
Grocery & other merchandise		58,373	56,070	46,637	46,603	207,683
Prepared food & fountain		28,469	29,419	26,176	26,451	110,515
Other		934	850	607	1,081	3,472
	$	112,936	115,883	94,863	96,451	420,133
Net earnings from continuing operations	$	14,268	15,991	6,416	1,222	37,897
Loss on discontinued operations, net of tax benefit		251	221	575	384	1,431
Net earnings	$	14,017	15,770	5,841	838	36,466
Basic						
Earnings from continuing operations	$	0.29	0.32	0.13	0.02	0.76
Loss on discontinued operations		0.01	0.00	0.01	0.00	0.03
Net earnings per common share	$	0.28	0.32	0.12	0.02	0.73
Diluted						
Earnings from continuing operations	$	0.29	0.32	0.13	0.02	0.76
Loss on discontinued operations		0.01	0.00	0.01	0.00	0.03
Net earnings per common share	$	0.28	0.32	0.12	0.02	0.73

*Gross profit is given before charge for depreciation and amortization.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the fourth fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2005.

KPMG, LLP, as the Company's independent auditors, have issued a report on its assessment of the Company's internal control over financial reporting. This report appears on page 21.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2005 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 16, 2005 are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available on the Company Web site at www.caseys.com. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2005 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 16, 2005 is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2005 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 16, 2005 are hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

That portion of the Company's definitive Proxy Statement appearing under the caption "Certain Relationships and Related Transactions" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2005 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 16, 2005 is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2005 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 16, 2005 is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

- Consolidated Balance Sheets, April 30, 2005 and 2004
- Consolidated Statements of Income, Three Years Ended April 30, 2005
- Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2005
- Consolidated Statements of Cash Flows, Three Years Ended April 30, 2005
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit Number	Description of Exhibits
3.1(a)	Restatement of the Restated and Amended Articles of Incorporation *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996)*
3.2(a)	Restatement of Amended and Restated By-laws *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997) and Amendments thereto (incorporated by reference from the Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 1997 and July 31, 2000)*
4.2	Rights Agreement between Casey's General Stores, Inc. and UMB Bank, n.a. as Rights Agent, relating to Common Share Purchase Rights *(incorporated herein by reference from the Registration Statement on Form 8-A filed June 19, 1989 (0-12788)) and amendments thereto (incorporated by reference from the Form 8 (Amendment No. 1 to the Registration Statement on Form 8-A filed June 19, 1989) filed September 10, 1990; the Form 8-A/A (Amendment No. 3 to the Registration Statement on Form 8-A filed June 19, 1989) filed March 30, 1994; the Form 8-A12G/A (Amendment No. 2 to the Registration Statement on Form 8-A filed June 19, 1989) filed July 29, 1994, the Current Report on Form 8-K filed May 10, 1999; and the Current Report on Form 8-K filed September 27, 1999)*
4.4	Note Agreement dated as of December 1, 1995 between Casey's General Stores, Inc. and Principal Mutual Life Insurance Company *(incorporated by reference from the Current Report on Form 8-K filed January 11, 1996)*
4.6	Note Agreement dated as of April 15, 1999 among the Company and Principal Life Insurance Company and other purchasers of $50,000,000 Senior Notes, Series A through Series F *(incorporated by reference from the Current Report on Form 8-K filed May 10, 1999)*
4.7	Note Purchase Agreement dated as of May 1, 2000 among the Company and the purchasers of $80,000,000 in principal amount of 7.89% Senior Notes, Series 2000-A, due May 15, 2010 *(incorporated by reference from the Current Report on Form 8-K filed May 23, 2000)*
10.19*	Casey's General Stores, Inc. 1991 Incentive Stock Option Plan *(incorporated by reference from the Registration Statement on Form S-8 (33-42907) filed September 23, 1991)* and amendment thereto *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1994)*
10.21(a)*	Amended and Restated Employment Agreement with Donald F. Lamberti *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)*

10.22(a)*	Amended and Restated Employment Agreement with Ronald M. Lamb *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)*
10.24(a)*	Amended and Restated Employment Agreement with John G. Harmon *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*, First Amendment thereto *(incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001)*, and Second Amendment thereto *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004)*
10.27	Non-Employee Directors' Stock Option Plan *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed May 3, 2005)*
10.28	Term Note and Master Note with UMB Bank, n.a. *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997)*
10.29	Form of "change of control" Employment Agreement *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997)*
10.30*	Non-Qualified Supplemental Executive Retirement Plan *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*
10.31*	Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*
10.32*	Severance Agreement with Douglas K. Shull *(incorporated by reference from the Current Report on Form 8-K filed July 28, 1998)*
10.33*	Casey's General Stores, Inc. 2000 Stock Option Plan *(incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed July 6, 2005)*
10.34*	Casey's General Stores 401(k) Plan *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.35*	Trustar Directed Trust Agreement *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.36	Description of fiscal 2006 salary and bonus arrangements for Executive Officers *(incorporated by reference from the current report on Form 8-K filed June 10, 2005)*
21	Subsidiaries of Casey's General Stores, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of Ronald M. Lamb under Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certificate of Ronald M. Lamb under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

---

*Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date July 13, 2005 By /s/ Ronald M. Lamb
Ronald M. Lamb,
Chief Executive Officer
(Principal Executive Officer)

Date July 11, 2005 By /s/ William J. Walljasper
William J. Walljasper
Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date July 13, 2005 By /s/ Ronald M. Lamb
Ronald M. Lamb
Chief Executive Officer, Director

Date July 13, 2005 By /s/ John G. Harmon
John G. Harmon
Senior Vice President–Secretary, Director

Date July 13, 2005	By	/s/ Donald F. Lamberti Donald F. Lamberti Director
Date July 13, 2005	By	/s/ Patricia Clare Sullivan Patricia Clare Sullivan Director
Date July 13, 2005	By	/s/ Kenneth H. Haynie Kenneth H. Haynie Director
Date July 13, 2005	By	/s/ John R. Fitzgibbon John R. Fitzgibbon Director
Date July 13, 2005	By	/s/ Jack P. Taylor Jack P. Taylor Director
Date July 13, 2005	By	/s/ Johnny Danos Johnny Danos Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description
21	Subsidiaries of Casey's General Stores, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Ronald M. Lamb under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Ronald M. Lamb under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

Exhibit 21

SUBSIDIARIES OF CASEY'S GENERAL STORES, INC.

1. Casey's Marketing Company, an Iowa corporation

2. Casey's Services Company, an Iowa corporation

3. Casey's Retail Company, an Iowa Corporation

4. First Heartland Captive Insurance Company Inc., an Arizona Corporation

All such subsidiaries are wholly owned by Casey's General Stores, Inc. and do business under the above names. Stores operated by Casey's Marketing Company and Casey's Retail Company do business under the name "Casey's General Stores."

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Casey's General Stores, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 33-19179, 33-42907, and 33-56977) on Form S-8 of Casey's General Stores, Inc. of our reports dated June 30, 2005, relating to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2005 and the effectiveness of internal control over financial reporting as of April 30, 2005, which reports appear in the April 30, 2005 Annual Report on Form 10-K of Casey's General Stores, Inc. Our report refers to a change to the FIFO method of valuing gasoline inventory.

KPMG LLP

Des Moines, Iowa
July 13, 2005

Exhibit 31.1

CERTIFICATION OF RONALD M. LAMB UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald M. Lamb, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated July 13, 2005

/s/ Ronald M. Lamb
Ronald M. Lamb
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF WILLIAM J. WALLJASPER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated July 11, 2005

/s/ William J. Walljasper
William J. Walljasper
Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Ronald M. Lamb, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Ronald M. Lamb
Ronald M. Lamb
Chief Executive Officer

July 13, 2005

Exhibit 32.2

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William J. Walljasper
William J. Walljasper
Chief Financial Officer

July 11, 2005

BOARD OF DIRECTORS

Jack P. Taylor*
Chairman & CEO of Taylor Construction Group, A General Contractor, Des Moines

John R. Fitzgibbon*
Self-employed Financial and Operational Consultant, Des Moines

Kenneth H. Haynie
Of counsel to the law firm of Ahlers & Cooney, P.C.

John G. Harmon
Senior VP & Secretary

William C. Kimball*
Retired Chairman and CEO of Medicap Pharmacy, Inc.

Ronald M. Lamb
Chairman & CEO

Patricia Clare Sullivan*
Retired CEO & President of Mercy Health Center, Central Iowa, Des Moines

Donald F. Lamberti
Retired Chairman of Casey's General Stores, Inc.

Johnny Danos*
President of the Greater Des Moines Community Foundation

Members of the Audit Committee







CASEY'S GENERAL STORES, INC.

One Convenience Blvd.

Ankeny, Iowa 50021-9437